Hard Creek Nickel Corporation

Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

Expressed in Canadian Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Hard Creek Nickel Corporation

We have audited the accompanying consolidated financial statements of Hard Creek Nickel Corporation, which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hard Creek Nickel Corporation as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about Hard Creek Nickel Corporation’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

“DMCL”

DALE MATHESON CARR-HILTON LABTONE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
April 16, 2015

Hard Creek Nickel Corporation
Consolidated statements of financial position
Expressed in Canadian dollars

		December 31,	December 31,
	Notes	2014	2013

ASSETS
Current assets
Cash		$95,893	$99,655
Receivables	4	18,370	26,628
Prepaid expenses		11,606	15,930
		125,869	142,213
Non-current assets
Reclamation deposits		337,900	337,900
Equipment	5	17,164	22,246
Exploration and evaluation assets	6	10,000,000	32,988,113
		10,355,064	33,348,259

TOTAL ASSETS		$10,480,933	$33,490,472

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$26,593	$19,419

Non-current liabilities
Deferred tax liabilities	9	-	213,200

TOTAL LIABILITIES		26,593	232,619

EQUITY
Share capital	10	48,642,413	48,642,413
Share-based payment reserve	11	6,153,639	6,153,639
Deficit		(44,341,712)	(21,538,199)

TOTAL EQUITY		10,454,340	33,257,853

TOTAL LIABILITIES AND EQUITY		$10,480,933	$33,490,472

Nature and continuance of operations (Note 1)
Commitment (Note 8)

APPROVED BY:

DIRECTOR   “MARK JARVIS”   DIRECTOR    “LYLE DAVIS”

The accompanying notes are an integral part of these consolidated financial statements	3

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
Expressed in Canadian dollars

		Years ended
		December 31,	December 31,
	Notes	2014	2013

Operating expenses
Depreciation	5	$5,082	$10,117
Investor relations		18,947	22,635
Legal and audit		24,026	32,545
Management fees	12	48,000	72,500
Office and general		125,654	144,471
Stock-based compensation	10, 12	-	118,036
		221,709	400,304

Other (income) loss
Exploration property impairments	6	22,799,128	20,887
Forgiveness of debt	12	-	(51,000)
Gain on sale of assets		-	(572)
Interest income		(4,124)	(5,388)
		22,795,004	(36,073)

Loss before income taxes		23,016,713	364,231
Deferred income tax recovery	9	(213,200)	(68,652)
Loss and comprehensive loss for the year		$22,803,513	$295,579

Loss per share – basic and diluted	10	$(0.25)	$(0.00)
Weighted average number of shares outstanding – basic and diluted	10	90,373,493	90,373,493

The accompanying notes are an integral part of these consolidated financial statements	4

Hard Creek Nickel Corporation
Consolidated statement of changes in equity
Expressed in Canadian dollars

		Share capital
		Number of		Share-based
	Notes	shares	Amount	payment reserve	Deficit	Total

Balance at December 31, 2012		90,373,493	$48,642,413	$6,035,603	$(21,242,620)	$33,435,396

Comprehensive loss for the year		-	-	-	(295,579)	(295,579)
Stock-based compensation	10	-	-	118,036	-	118,036
Balance at December 31, 2013		90,373,493	48,642,413	6,153,639	(21,538,199)	33,257,853

Comprehensive loss for the year		-	-	-	(22,803,513)	(22,803,513)
Balance at December 31, 2014		90,373,493	$48,642,413	$6,153,639	$(44,341,712)	$10,454,340

The accompanying notes are an integral part of these consolidated financial statements	5

Hard Creek Nickel Corporation
Consolidated statements of cash flows
Expressed in Canadian dollars

	Year ended
	December 31,	December 31,
	2014	2013

Operating activities
Loss for the year	$(22,803,513)	$(295,579)
Adjustments for:
Depreciation	5,082	10,117
Exploration property impairments	22,799,128	20,887
Income tax recovery	(213,200)	(68,652)
Forgiveness of debt	-	(51,000)
Stock-based compensation	-	118,036
Gain on sale of assets	-	(572)
Changes in non-cash working capital items:
Receivables	(877)	40,864
Prepaid expense	4,324	2,052
Trade payables and accrued liabilities	7,174	(67,516)
Net cash flows used in operating activities	(201,882)	(291,363)

Investing activities
Expenditures on exploration and evaluation assets	(91,875)	(129,470)
BC Mining tax credit settlement	289,995	-
Proceeds on sale of equipment	-	1,999
Net cash flows from (used in) investing activities	198,120	(127,471)
Change in cash	(3,762)	(418,834)
Cash, beginning	99,655	518,489

Cash, ending	$95,893	$99,655

The accompanying notes are an integral part of these consolidated financial statements	6

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

1.	Nature and continuance of operations

Hard Creek Nickel Corporation (the “Company”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “HNC”.

The head office, principal address and records office of the Company are located at 1090 West Georgia Street, Suite 1060, Vancouver, British Columbia, Canada, V6E 3V7. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2014 the Company had not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities, the future price for nickel and its ability to generate funds there from and/or raise additional equity capital or borrowings sufficient to meet current and future obligations. With the current state of the junior resource market the ability to raise funds for working capital is very difficult. These uncertainties cast significant doubt on the ability of the Company to continue operations as a going concern. Management intends to finance operating costs over the next twelve months using existing cash, exercise of share purchase warrants and/ or private placement of common shares.

2.	Significant accounting policies and basis of preparation

These financial statements were authorized for issue on April 16, 2015 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Certain of the comparative figures have been reclassified to conform to current year’s presentation.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned Canadian subsidiary, Canadian Metals Exploration Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

2.	Significant accounting policies and basis of preparation (cont’d)

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets and liabilities, provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

-	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	the classification / allocation of expenditures as exploration and evaluation expenditures or operating expenses; and
-	the classification of financial instruments.

Exploration and evaluation expenditures

Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred.

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Property option agreements are exercisable entirely at the option of the optionee. Therefore, option payments (or recoveries) are recorded when payment is made (or received) and are not accrued.

Exploration and evaluation expenditures are capitalized. The Company capitalizes costs to specific blocks of claims or areas of geological interest. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

-	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
-	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
-	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
-	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

2.	Significant accounting policies and basis of preparation (cont’d)

Exploration and evaluation expenditures (cont’d)

After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the Company stops capitalizing expenditures for the applicable block of claims or geological area of interest and tests the asset for impairment. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Black–Scholes option pricing model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

The Company records any adjustments on modification of warrants directly in equity.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Financial instruments

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

2.	Significant accounting policies and basis of preparation (cont’d)

Financial instruments (cont’d)

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets

The carrying amount of the Company’s assets (which include equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

2.	Significant accounting policies and basis of preparation (cont’d)

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares:

On the issuance of flow-through shares, any premium received in excess of the market price of the Company’s common shares is initially recorded as a liability (“flow-through tax liability”). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

2.	Significant accounting policies and basis of preparation (cont’d)

Restoration and environmental obligations (cont’d)

Changes in the net present value, excluding changes in the Company’s estimates of restoration costs, are charged to the statement of comprehensive loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the statement of comprehensive loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At December 31, 2014 and December 31, 2013, the Company had no material restoration and environmental obligations.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Depreciation is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of equipment are as follows:

Class of equipment	Depreciation rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance

New accounting standards adopted

Amendment to IAS 32 “Financial instruments: Presentation”

Amended to clarify requirements for offsetting of financial assets and financial liabilities.

New interpretation IFRS 21 “”Levies”

This is an interpretation of IAS 37 “Provisions, contingent liabilities and contingent assets”. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

The Company adopted these amendments / interpretations during the year ended December 31, 2014. There was no impact in the Company’s consolidated financial statements.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

3.	Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact this new standard will have on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	Receivables

	December 31,	December 31,
	2014	2013
Goods and Service sales tax	$2,084	$1,493
British Columbia mining tax credits	16,000	25,135
Other receivable	286	-
	$18,370	$26,628

5.	Equipment

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total
Cost:
At January 1, 2013	$30,230	$28,809	$61,984	$121,023
Disposals	(9,900)	-	-	(9,900)
At December 31, 2013 and 2014	20,330	28,809	61,984	111,123

Depreciation:
At January 1, 2013	25,74	19,602	41,891	87,233
Charge for the year	1,209	4,736	4,172	10,117
Disposals	(8,473)	-	-	(8,473)
At December 31, 2013	18,476	24,338	46,063	88,877
Charge for the year	556	1,341	3,185	5,082
At December 31, 2014	19,032	25,679	49,248	93,959

Net book value:
At December 31, 2013	$1,854	$4,471	$15,921	$22,246
At December 31, 2014	$1,298	$3,130	$12,736	$17,164

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

6.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	December 31,
	2012	2013	2013	2014	2014
Mineral property interests	$179,500	$-	$179,500	$-	$179,500
Assays and testing	2,050,716	1,576	2,052,292	-	2,052,292
Claims renewal / staking	453,603	3,902	457,505	1,256	458,761
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,256,621	-	1,256,621	-	1,256,621
Exploration data management	913,322	4,100	917,422	-	917,422
First Nations	166,444	-	166,444	-	166,444
Geochemistry	110,205	861	111,066	-	111,066
Geological and engineering services	8,650,416	51,482	8,701,898	46,500	8,748,398
Geophysical services	740,386	3,129	743,515	-	743,515
Metallurgy	3,733,922	27,880	3,761,802	18,580	3,780,382
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,538,569	28,903	1,567,472	25,159	1,592,631
Transportation	2,596,237	7,742	2,603,979	379	2,604,358
Cost recovery	-	(56,480)	(56,480)	-	(56,480)
Property impairments	(131,087)	(20,887)	(151,974)	(22,799,128)	(22,951,102)
BC refundable mining tax credits	(1,875,568)	(25,135)	(1,900,703)	(280,860)	(2,181,563)
Federal non-refundable mining tax credits, net of valuation allowance	(123,359)	62,174	(61,185)	-	(61,185)
	$32,898,866	$89,247	$32,988,113	$(22,988,113)	$10,000,000

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

6.	Exploration and evaluation assets (cont’d)

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). TheCompany has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2014, the Company incurred costs totalling $91,874 (2013 - $129,575) on the Turnagain mineral claims and settled with the Canada Revenue Agency on outstanding B.C. Mineral Exploration Tax Credits claims for $264,860.

At December 31, 2014 the Company determined that impairment indicators existed and reduced he carrying value of the Turnagain mineral claims by $22,799,128 to the estimated net realizable value of $10,000,000, being the estimated fair value of the asset based on management’s assessment of current nickel prices, the global over- supply of nickel held in inventories and the weaker than expected Chinese and European demand for nickel. This estimate is highly subjective and is subject to changes over time. Future changes to this estimate could have a significant impact on the carrying value of the Turnagain mineral claims.

7.	Trade payables and accrued liabilities

	December 31,	December 31,
	2014	2013
Trade payables	$15,641	$2,539
Accrued liabilities	10,952	16,880
	$26,593	$19,419

8.	Lease obligations

Lease obligations relate to the Company’s rent of office space. The term of the lease expires on September 30, 2016 with the Company holding an option to renew for a further five years.

A schedule of the Company’s minimum lease payments is as follows:

	December 31,	December 31,
	2014	2013
Payable not later than one year	$51,363	$51,363
Payable later than one year and not later than five years	38,522	89,885
	$89,885	$141,248

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

9.	Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of the Company’s income tax recovery are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2014	2013
Loss before income taxes	$23,016,712	$364,231

Statutory tax rate	26%	25.8%
Expected income tax recovery at the statutory tax rate	$(5,988,505)	$(93,789)
Permanent differences	32	46,440
Tax rate changes	-	21,321
Tax pool not recognized	5,718,733	21,321
Other	56,540	(42,624)
Income tax recovery	$(213,200)	$(68,652)

Details of movements of deferred tax assets and liabilities are as follows:

	Exploration				Federal non-
	and			Share	refundable
	evaluation	Loss carry-		issuance	investment tax
	assets	forwards	Equipment	costs	credits	Total
At January 1, 2013	$(4,792,116)	$4,329,579	$76,029	$23,147	$143,686	$(219,678)
Charged (credited) to net loss	55,823	25,064	5,523	(10,324)	(131,782)	(55,696)
Credited to assets	-	-	-	-	62,174	62,174
At December 31, 2013	(4,736,293)	4,354,640	81,552	12,823	74,078	(213,200)
Charged (credited) to net loss	4,736,293	(4,354,640)	(81,552)	(12,823)	(74,078)	213,200
At December 31, 2014	$-	$-	$-	$-	$-	$-

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008 (“METC”). The results of the audit resulted in a reduction of $1,062,637 in provincial refundable mining tax credits and a reduction of $180,712 in federal non-refundable tax credits. The Company filed a Notice of Objection during the year ended December 31, 2010 to dispute CRA’s interpretation that $983,516 of the costs incurred by the Company did not qualify as Canadian Exploration Expenses, which is the basis for the provincial refundable mining tax credit. In June 2014 the Company and CRA settled for a cash refund of $264,860 which was charged as a credit against Exploration and Evaluation Assets.

The Company has the following deferred tax assets and liabilities:

	December 31,	December 31,
	2014	2013
Federal investment tax credits	$688,331	$616,615
Exploration and evaluation assets	1,471,147	(4,736,293)
Non-capital loss carryforwards	4,078,060	4,354,640
Other	84,446	94,375
Valuation allowance	(6,321,984)	(542,537)
	$-	$(213,200)

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

9.	Income Tax and Mining Tax Credits (cont’d)

The tax pools relating to these deferred tax assets expire as follows:

	Canadian resource	Non-capital		Canadian federal investment
	pools	losses	Other	tax credit losses
2025	$-	$450,357	$3,024	$25,187
2026	-	1,663,131	3,024	92,277
2027	-	3,323,364	-	58,467
2028	-	2,559,733	-	237,882
2029	-	2,620,757	-	274,518
2030	-	2,388,309	-	-
2031	-	1,392,527	-	-
2032	-	818,110	-	-
2033	-	202,411	-	-
2034	-	266,148	-	-
No expiry	5,658,259	-	318,743
	$5,658,259	$15,684,847	$324,791	$688,331

10.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2014 there were 90,373,493 issued and fully paid common shares (2013 – 90,373,493).

There were no share issuances during the fiscal years ended December 31, 2014 or 2013.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2014 was based on the loss attributable to common shareholders of $22,803,513 (2013 - $295,579) and the weighted average number of common shares outstanding of 90,373,493 (2013 – 90,373,493).

Diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with TSX requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

10.	Share capital (cont’d)

Stock options (cont’d)

If no vesting schedule is specified at the time of grant, the options will vest 25% each anniversary of the date of grant.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the years ended December 31, 2014 and 2013 are as follows:

	Year ended		Year ended
	December 31, 2014		December 31, 2013
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning	7,657,000	$0.29	5,492,000	$0.44
Options granted	-	-	2,650,000	0.10
Options expired	(2,235,000)	0.75	(485,000)	1.00
Options outstanding, ending	5,422,000	$0.28	7,657,000	$0.29
Options exercisable, ending	5,422,000	$0.28	7,657,000	$0.29

Details of options outstanding as at December 31, 2014 are as follows:

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$0.10	3.01 years	2,650,000
$0.40 - $0.50	0.95 years	2,772,000
$0.28	2.0 years	5,422,000

There were no stock options granted during the year ended December 31, 2014 (2013 - 2,650,000). During 2013, stock-based compensation in the amount of $118,036 was recorded in operating expenses relating to options granted in the year. The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2014	2013
Expected life of options	-	2.98 years
Annualized volatility	-	118%
Risk-free interest rate	-	1.27%
Dividend rate	-	-

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

10.	Share capital (cont’d)

Warrants

The changes in warrants outstanding during the years ended December 31, 2014 and 2013 are as follows:

	Year ended		Year ended
	December 31, 2014		December 31, 2013
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning	13,093,333	$0.12	13,093,333	$0.12
Warrants expired	(1,000,000)	0.25	-	-
Warrants outstanding, ending	12,093,333	$0.08	13,093,333	$0.12

At December 31, 2014 and 2013, all warrants outstanding were exercisable. Details of warrants outstanding as at December 31, 2014 are as follows:

Weighted average	Weighted average	Number of warrants
exercise price	contractual life	outstanding
$0.08	0.85 years	12,093,333

11.	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense, the intrinsic value of warrants associated with private placements and the fair value of agent’s warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

The intrinsic value of the warrants is the difference between the market value of the stock when issued and the unit price of the private placement times the number of units issued.

12.	Related party transactions

Key management personnel compensation

	Years ended
	December 31,	December 31,
	2014	2013
Exploration and evaluation expenditures (capitalized)	$-	$4,100
Management fees	48,000	72,500
Stock-based compensation	-	84,629
	$48,000	$161,229

At December 31, 2013, a director of the Company forgave $51,000 in accrued management fees which were outstanding at December 31, 2012.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

13.	Financial risk and capital management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not have any direct exposure to foreign exchange risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

There were no changes in the Company's approach to capital management during the year and no restrictions.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

13.	Financial risk and capital management (cont’d)

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31,	December 31,
	2014	2013
Loans and receivables:
Cash	$95,893	$99,655
Reclamation deposits	337,900	337,900
	$433,793	$437,555

Financial liabilities included in the statement of financial position are as follows:

	December 31,	December 31,
	2014	2013
Non-derivative financial liabilities:
Trade payables	$15,641	$2,539

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.